As filed with the Securities and Exchange Commission on October 11, 2001

                                                                File No. 70-9949

                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                    ----------------------------------------

                        Pre-effective Amendment No. 1 to
                                    Form U-1
                             Application-Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935

                    ----------------------------------------

                                  New RC, Inc.
                         Potomac Electric Power Company
                             701 Ninth Street, N.W.
                              Washington, DC 20068.

                       Edison Capital Reserves Corporation
                               300 Delaware Avenue
                              Wilmington, DE 19801

                              Pepco Holdings, Inc.
                     Potomac Capital Investment Corporation
                           American Energy Corporation
                                Edison Place, LLC
                             PCI Energy Corporation
                             Pepco Enterprises, Inc.
                   Energy and Telecommunications Services, LLC
                                Severn Cable LLC
                            Severn Construction, LLC
                                W.A. Chester, LLC
                            W.A. Chester Corporation
                             Pepco Technologies, LLC
                       Potomac Capital Markets Corporation
                           Potomac Harmans Corporation
                    Potomac Capital Joint Leasing Corporation
                               PCI Holdings, Inc.
                      Potomac Delaware Leasing Corporation
                             PCI Nevada Investments
                         Potomac Leasing Associates, LP
                              Pepco Energy Company
                            Potomac Land Corporation
                            Redland Tech Center, LLC.
                           Harmans Building Associates

                                  PepMarket.com
                               1801 K Street, N.W.
                                    Suite 900
                              Washington, DC 20006

                           Pepco Energy Services, Inc.
                          Pepco Building Services, Inc.
                      MET Electrical Testing Company, Inc.
                          Substation Test Company, Inc.
                            Engineered Services, Inc.
                          G&L Mechanical Services, Inc.
                              Pepco Uni Newco, Inc.
                          PES Home Services of Virginia
                          Potomac Power Resources, Inc.
                               2000 K Street, N.W.
                                    Suite 750
                              Washington, DC 20006

                         PCI Air Management Corporation
                      Potomac Aircraft Leasing Corporation
                           Potomac Nevada Corporation
                       Potomac Nevada Leasing Corporation
                      Potomac Equipment Leasing Corporation
                         Potomac Nevada Investment, Inc.
                               1575 Delucchi Lane
                                    Suite 115
                                 Reno, NV 89502

                              Friendly Skies, Inc.
                              5 Kronprindsens Gade
                                   St. Thomas
                                      USV1

                            PCI Engine Trading, Ltd.
                               c/o Codan Services
                                 Clarendon House
                                 2 Church Street
                                 Hamilton HM 11
                                     Bermuda

                                    Conectiv
                                 ACE REIT, Inc.
                              ATE Investment, Inc.
                          ATS Operating Services, Inc.
                         Atlantic City Electric Company
                            Atlantic Generation, Inc.

                      Atlantic Jersey Thermal Systems, Inc.
                       Atlantic Southern Properties, Inc.
                            Binghamton General, Inc.
                            Binghamton Limited, Inc.
                      Conectiv Atlantic Generation, L.L.C.
                            Conectiv Bethlehem, Inc.
                          Conectiv Communications, Inc.
                       Conectiv Delmarva Generation, Inc.
                         Conectiv Energy Holding Company
                          Conectiv Energy Supply, Inc.
                            Conectiv Mid-Merit, Inc.
                       Conectiv Operating Services Company
                    Conectiv Properties and Investments, Inc.
                        Conectiv Resource Partners, Inc.
                             Conectiv Services, Inc.
                             Conectiv Solutions LLC
                         Conectiv Thermal Systems, Inc.
                                   DCI I, Inc.
                                  DCI II, Inc.
                                DCTC-Burney, Inc.
                         Delmarva Power & Light Company
                           King Street Assurance Ltd.
                               Pedrick Gen., Inc.
                             Vineland Limited, Inc.
                             Vineland General, Inc.
                                 800 King Street
                              Wilmington, DE 19899

                            Conectiv Plumbing, L.L.C.
                                621 Chapel Avenue
                              Cherry Hill, NJ 08034

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                                  New RC, Inc.
                    (Name of top registered holding company)
                    ----------------------------------------

Dennis R. Wraase          William T. Torgerson, Esq.     Peter F. Clark, Esq.
President                 General Counsel                Vice President, General
New RC, Inc.              Potomac Electric Power         Counsel and Secretary
701 Ninth Street, N.W.      Company                      Conectiv
Washington, DC 20068.     701 Ninth Street, N.W.         800 King Street
                          Washington, DC 20068.          Wilmington, DE  19801

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

     Sheri E. Bloomberg, Esq.                 Judith A. Center, Esq.
     Sonia Mendonca, Esq.                     William C. Weeden
     LeBoeuf, Lamb, Greene & MacRae, L.L.P.   Skadden, Arps, Slate, Meagher
     125 West 55th Street                       & Flom, LLP
     New York, NY  10019-5389                 1440 New York Avenue, N.W.
     Telephone: (212) 424-8000                Washington, DC  20005
     Facsimile: (212) 424-8500                Telephone: (202) 371-7000
                                              Facsimile: (202) 371-5760

     Through this pre-effective Amendment No. 1, Applicants request that the matters in Files No. 70-09947 and 70-09949 be consolidated and that File No. 70-09949 be closed. File No. 70-09947 consists of a Form U-1 Application-Declaration submitted by New RC, Inc. on August 16, 2001 that is identical to the one submitted by Conectiv in File No. 70-09947. The approvals requested in this Application will be fully pursued, and all future requests in connection herewith will be filed by New RC, Inc., under File No. 70-09947.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this pre-effective Amendment to an Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

     The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.

DATE: October 11 , 2001          New RC, Inc.
                                 Potomac Electric Power Company
                                 Pepco Holdings, Inc.

                                 By: /s/ Dennis R. Wraase
                                     ------------------------
                                         Dennis R. Wraase
                                         President and Treasurer of New RC,
                                         Inc.; President and Chief Operating
                                         Officer of Potomac Electric Power
                                         Company; Chairman and Chief Executive
                                         Office of Pepco Holdings, Inc.

DATE: October 11, 2001           Edison Capital Reserves Corporation
                                 By: /s/ Ellen Sheriff Rogers
                                     ----------------------------
                                         Ellen Sheriff Rogers
                                         President

DATE:  October 11, 2001          Potomac Capital Investment Corporation
                                 American Energy Corporation
                                 Edison Place, LLC
                                 PCI Energy Corporation
                                 Pepco Enterprises, Inc.
                                 Energy and Telecommunications Services, LLC
                                 Pepco Technologies, LLC
                                 Potomac Capital Markets Corporation
                                 Potomac Harmans Corporation
                                 Potomac Capital Joint Leasing Corporation
                                 PCI Holdings, Inc.
                                 Potomac Delaware Leasing Corporation
                                 PCI Nevada Investments
                                 Potomac Leasing Associates, LP
                                 Pepco Energy Company
                                 Potomac Land Corporation

                                 Redland Tech Center, LLC.
                                 Harmans Building Associates
                                 PepMarket.com
                                 PCI Air Management Corporation
                                 Potomac Aircraft Leasing Corporation
                                 Potomac Nevada Corporation
                                 Potomac Nevada Leasing Corporation
                                 Potomac Equipment Leasing Corporation
                                 Potomac Nevada Investment, Inc.
                                 Friendly Skies, Inc.
                                 PCI Engine Trading, Ltd.

                                 By: /s/ John D. McCallum
                                     --------------------------
                                         John D. McCallum
                                         President and Chief Executive Officer


DATE: October 11, 2001           Severn Cable LLC
                                 Severn Construction, LLC

                                 By: /s/ T. Scott Agnor
                                     --------------------------
                                         T. Scott Agnor
                                         President and Chief Executive Officer


DATE: October 11, 2001           W.A. Chester, LLC
                                 W.A. Chester Corporation

                                 By: /s/ Robert L. Thompson, Jr.
                                     ---------------------------
                                         Robert L. Thompson, Jr.
                                         President and Chief Executive Officer

DATE: October 11, 2001           Pepco Energy Services, Inc.
                                 Pepco Building Services, Inc.
                                 MET Electrical Testing Company, Inc.
                                 Substation Test Company, Inc.
                                 Engineered Services, Inc.
                                 G&L Mechanical Services, Inc.
                                 Pepco Uni Newco, Inc.
                                 PES Home Services of Virginia
                                 Potomac Power Resources, Inc.

                                 By: /s/ E. R. Mayberry
                                     ---------------------------

                                         E. R. Mayberry
                                         President and Chief Executive Officer


DATE: October 11, 2001           Conectiv
                                 ACE REIT, Inc.
                                 ATE Investment, Inc.
                                 ATS Operating Services, Inc.
                                 Atlantic City Electric Company
                                 Atlantic Generation, Inc.
                                 Atlantic Jersey Thermal Systems, Inc.
                                 Atlantic Southern Properties, Inc.
                                 Binghamton General, Inc.
                                 Binghamton Limited, Inc.
                                 Conectiv Atlantic Generation, L.L.C.
                                 Conectiv Communications, Inc.
                                 Conectiv Bethlehem, Inc.
                                 Conectiv Delmarva Generation, Inc.
                                 Conectiv Energy Holding Company
                                 Conectiv Energy Supply, Inc.
                                 Conectiv Mid-Merit, Inc.
                                 Conectiv Operating Services Company
                                 Conectiv Plumbing, L.L.C.
                                 Conectiv Properties and Investments, Inc.
                                 Conectiv Resource Partners, Inc.
                                 Conectiv Services, Inc.
                                 Conectiv Solutions LLC
                                 Conectiv Thermal Systems, Inc.
                                 DCI I, Inc.
                                 DCI II, Inc.
                                 DCTC-Burney, Inc.
                                 Delmarva Power & Light Company
                                 King Street Assurance Ltd.
                                 Pedrick Gen., Inc.
                                 Vineland Limited, Inc.
                                 Vineland General, Inc.

                                 By: /s/ Philip S. Reese
                                     ---------------------------
                                         Philip S. Reese
                                         Vice President and Treasurer